UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Michael S. Culang
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.A.11: PRESS RELEASE

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (as amended by Amendment No. 1, filed March 10, 2009, Amendment No. 2, filed March 23, 2009 and Amendment No. 3, filed March 30, 2009, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on February 27, 2009 to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.
On April 1, 2009, Parent issued a press release announcing that it has extended the Offer until 5:00 P.M., New York City time, on April 17, 2009. All other terms and conditions of the Offer remain unchanged. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on March 27, 2009. Parent had previously extended the Offer until 5:00 P.M., New York City time, on March 31, 2009. According to Parent’s press release, as of 5:01 PM on March 31, 2009, approximately 3,694,476 shares of Common Stock had been validly tendered and not withdrawn in the Offer, representing more than two thirds of the outstanding shares of Common Stock. A copy of the press release issued by Parent is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.
Item 9. Exhibits
On April 1, 2009, Parent issued a press release announcing the extension of the Offer until 5:00 P.M., New York City time, on April 17, 2009. The full text of the press release issued by Parent is set forth as Exhibit (a)(11) hereto and is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED

By:	/s/ Michael S. Culang
	Name:	Michael S. Culang
	Title:	Chief Executive Officer

Dated: April 1, 2009

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